

April 30, 2025

Dror Bashan
President and Chief Executive Officer
Protalix BioTherapeutics, Inc.
2 University Plaza, Suite 100
Hackensack, NJ 07601

   Re: Protalix BioTherapeutics, Inc.
   Registration Statement on Form S-3
   Filed April 28, 2025
   File No. 333-286802

Dear Dror Bashan:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Chris Edwards at 202-551-6761 with any questions.

                                   Sincerely,

                                   Division of Corporation Finance
                                   Office of Life Sciences

cc: Brian D. Hirshberg